MANUALLY EXECUTED

This Form CB contains 10 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Exhibit Index Begins On Page 7

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd. : June 13, 2005
Cimeo Precision Co., Ltd. : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
2	English Translation of the Amendment, dated May 17, 2005, to the Press Release dated May 16, 2005, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: May 23, 2005

21951494v2

EXHIBIT INDEX

Exhibit Number	Description
1*	English Translation of the Press Release, dated May 16, 2005, relating to the proposed transaction, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.
2	English Translation of the Amendment, dated May 17, 2005, to the Press Release dated May 16, 2005, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

*Previously furnished to the Securities and Exchange Commission.

Exhibit 2

This press release is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the proposed stock-for-stock exchange transaction, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

May 17, 2005

To whom it may concern:

Corporate Name:	Citizen Watch Co., Ltd.
Representative:	Makoto Umehara President & CEO (Securities Code No. 7762, Tokyo Stock Exchange, First Section)
Corporate Name:	Citizen Electronics Co., Ltd.
Representative:	Takashi Masuzawa President & CEO (Securities Code No. 6892, JASDAQ)
Corporate Name:	Miyota Co., Ltd.
Representative:	Yuzo Maekawa President & CEO (Securities Code No. 7770, JASDAQ)
Corporate Name:	Cimeo Precision Co., Ltd.
Representative:	Konosuke Imai

President & CEO
(Securities Code No. 6828, JASDAQ)

Corporate Name: Sayama Precision Co., Ltd.
Representative: Masaru Yoshida
President & CEO

Corporate Name: Kawaguchiko Seimitsu Co., Ltd.
Representative: Shiro Hisada
President & CEO

(Amendment) Notice of Citizen Group's Management Integration

The "Notice of Citizen Group's Management Integration," released on May 16, 2005, is hereby amended as follows:

Description

[Before Amendment]

(Page 12) 5. Business Forecast after Stock-for-Stock Exchange

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007	
	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated
Net Income per Share (Yen)	21.15	62.30	21.33	68.10

[After Amendment] The amendments are underlined.

(Page 12) 5. Business Forecast after Stock-for-Stock Exchange

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007	
	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated
Net Income per Share (Yen)	20.85	61.41	20.79	66.39

Contacts

Citizen Watch Co., Ltd.	Citizen Electronics Co., Ltd.	Miyota Co., Ltd.
Osamu Yamada Managing Director Tel: 0424-68-4934	Takefumi Shirakabe Director, Chief General Manager of Accounting Division Tel: 0555-23-4121	Keiji Shiozaki Director, General Manager of Accounts and Finance D. Tel: 0267-32-3331
Cimeo Precision Co., Ltd.	**Sayama Precision Co., Ltd.**	**Kawaguchiko Seimitsu Co., Ltd.**
Shigeyuki Gomi Director, General Manager Tel: 0267-32-3232	Jiro Nakajima Director and Senior General Manager of Administration Division Tel: 04-2959-7221	Takeo Kusakabe Managing Director Tel: 0555-23-1231

End of document.